

Leslie Asanga · 2nd

CEO and Founder at Pills2Me Inc and UrPharm Inc

New Haven, Connecticut, United States · Contact info

Pills2Me

Yale School of Public Health

500+ connections

3 mutual connections: Gregg Lallier, Andrew Ryan (Ryan Rafols), and 1 other

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Featured


FILE
FREE PRESCRIPTION DELIVERY FOR SENIORS
"PILLS2ME" DELIVERS MEDICATION DURING PANDEMIC
FOX 5
KVVU-TV
LAS VEGAS

Pills2Me app delivers medication to seniors for free
FOX5 Las Vegas
New start-up company Pills2Me is working to help seniors 65+ get the medication they need during t...


pills2me

Las Vegas startup to del seniors
Las Vegas Review-Journal
A Las Vegas-based comp free prescription deliverie

Experience

CEO and Founder

Pills2Me · Full-time
Mar 2020 – Present · 1 yr 7 mos

Winner of the Thorne Prize at Startup Yale - Yale University's biggest annual entrepreneurship award - UrPharm and Pills2Me aim to provide easy access to medications in the U.S and sub-Saharan Africa.
https://www.startupyale.com/2020-winners

Pharmacist

CVS Pharmacy
Oct 2017 – Oct 2020 · 3 yrs 1 mo

Intern Pharmacist

Cleveland Clinic · Full-time
Jul 2016 – May 2017 · 11 mos
Cleveland/Akron, Ohio Area

Completed Internships in the following areas:
-Leadership
-Neurology
-Adult acute care
-Cardiology (including cardiac ICU)
-Oncology
-Internal medicine

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Education

Yale School of Public Health

Master's degree, Public Health
2019 – 2020

Roseman University of Health Sciences

Master of Business Administration - MBA
2014 – 2017

Roseman University of Health Sciences

Doctor of Pharmacy - PharmD
2014 – 2017

Licenses & certifications

Leading with Finance
Harvard Business School
Issued Dec 2016 · No Expiration Date

Pharmacist
Texas State Board of Pharmacy
Issued Oct 2017 · Expired Sep 2020

Pharmacist
Connecticut Department of Consumer Protection
Issued Jul 2019 · Expired Jan 2020

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